August 27, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

Re:          Executive English Institute, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on August 12, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated August 21, 2009.

General

1.           Please file the full Articles of Incorporation of Executive English Institute, Inc.  Refer to Item 601(b)(3)(i) of Regulation S-K.    We note the document filed as Exhibit 3.1 appears to be a cover page only and states that the Articles of Incorporation as on file with the state of Nevada.

Full articles are filed herewith.

Use of Proceeds, page 15

2.           We note your changes in response to our prior comment three in our letter dated July 24, 2009.   However, your disclosure is still inconsistent about how long raising only the minimum will allow you to operate.  We still note conflicting disclosure in your registration statement indicating that the minimum offering amount will allow you to operate six months and one year.  Please reconcile.

Revised for consistency.

Dilution of the Price Paid for Shares, page 16

3.           Revise your disclosure to clarify that the change in net tangible book value assumes the sale in the offering of only the 3 million shares being offered by the company and that the existing shareholders retain their 17 million shares.  Further, revise the percentage of ownership applicable to both existing shareholders and purchasers of shares in the offering assuming only the 3 million shares being offered by the company are sold.

Revised.

Increase enrollments in existing courses, page 22

4.           We note your disclosure related to the involvement of third party service providers in assisting students to attend cultural activities in America such as football and baseball games.  Explain when these activities will occur in the learning program.  In addition, explain in detail what specific services these third parties will be providing and why you believe a large number of students will be able to be accommodated through their service.  We note that your targeted student population resides in China, but the cultural activities that are part of your learning program take place in the United States.

Summary Compensation Table, page 28

5.           It appears that the amount in the Restricted Stock Awards column is the number of shares awarded to Mr. Rudish.  Please revise to present the dollar amount of restricted stock awards.   Refer to Item 402(n)(2)(v) of Regulation S-K.  In addition, disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions.  Refer to Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Revised and Assumptions disclosed.

Note B, Private Placement, page F-12

6.           Please refer to comment 8 in our letter dated July 24, 2009.  It does not appear that any change has been made to the document.  The disclosure on page F-12  indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per shares.  However, it appears that the private placements occurred in January and February of 2009.   Please revise to correct your disclosures.

Statements of Operations, page FF-4

7.           Revise to disclose the nature of the $1,200 credit in administration fees recorded in the three months ended May 31, 2009.

Statements of Cash Flows, page FF-5

8.           We note that you included common stock issued for services in the amount of $15,000 as a cash inflow from financing activities.  Since this does not represent a cash inflow to the company, revise to present this as a non-cash adjustment to net income (loss) in the operating cash flows section.

Very truly yours,

/s/ Steve Rudish, President
Executive English Institute, Inc.